



LIFOGRAPH – THE WIKI OF PEOPLE

FREE online networking platform
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7.3M profiles | **4.7M** connections

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 **Lifograph**

Wharton Business School

Dea Wilson · 2nd

Founder of Lifograph -The Wiki of People | lifograph.com |
Free online networking site | 7.3M profiles, 4.7M connections

Santa Clara, California · 500+ connections · **Contact info**

Highlights

3 mutual connections
You and Dea both know Jonny Price, Katie Powers, and 1 other

About

Dea is the Founder of Lifograph - The Wiki of People - a free online networking platform matching people and companies based on their needs, skills and real-life relationships.
Connect with over 7.3M profiles and discover over 4.7M connections at https://www.lifograph.com

Dea's full profile can be found at https://www.lifograph.com/dea-wilson

Dea is a serial entrepreneur and Managing Director at Silicon Valley Incubator. She is also an angel investor at the Wharton Alumni Angels and Tech Angels, her investment interest being in consumer, mobile and SaaS startups.

Dea is a big supporter of female founders and currently leads a community of almost 1,000 women leaders and entrepreneurs.

Dubbed "Ms. Silicon Valley", Dea is what people call a "super-connector", her expansive network including the "Who's Who" in startups, venture capital, technology, entertainment, etc.

She is a big car racing fan and is currently serving as a Director in the Board of Directors of the Ferrari Club of America, Pacific Region.

Dea has been a guest speaker at numerous events and conferences and she has also been featured and interviewed in many media publications, including Entrepreneur Media, Silicon Valley Business Journal, Yahoo Finance, Investor Business Daily, Startups.co, Sociable, 150sec, Repatriot, Startup Grind, TheNextWeb, ProTV, NationalTV, etc.

As an Executive Director at The VC Network and LifographTV, Dea interviews many prominent VCs, angels, executives and founders in Silicon Valley and tech.

Earlier in her career Dea worked at two Fortune 100 companies, Microsoft and PricewaterhouseCoopers.

She earned a Master's degree from University of Washington on a full scholarship and she also graduated with an MBA degree from the Wharton School of Business (University of Pennsylvania), majoring in entrepreneurship.

 https://www.Lifograph.
com - The Wiki of...

Articles
6,821 followers



Lifograph added 1MM+ new profiles in less than 10 days!

 **Dea Wilson**
Published on LinkedIn

At our Lifograph events we've offered a lot of networking opportunities, but we wanted to make sure connecting with the right person or company is as easy as one click. That's why we just launched a cool new feature called "Add Connection". Once your connection request is accepted, you can start messaging each other. If you go to https://www.lifograph.com/dea-wilson and click the round "Add Connection" button, I'll be happy to accept. :-} ...see more

 Like  Comment   12 · 3 Comments

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Experience



Founder and CEO
Lifograph
2013 – Present · 7 yrs
San Jose
Lifograph - The Wiki of People - is an online networking platform matching people based on their needs, skills, interests and real life relationships.

Browse through 7.3M+ profiles and discover 4.7M+ connections at https://www.lifograph.com/

Startup and investor events: https://www.lifograph.com/events



Ferrari Club of America
2 yrs 2 mos

 **Vice President, Pacific Region**
Jan 2020 – Present · 2 mos
Silicon Valley

 **Board Member, Pacific Region**
Jan 2018 – Present · 2 yrs 2 mos
Silicon Valley



Angel Investor
Wharton Alumni Angels
Feb 2018 – Present · 2 yrs 1 mo
San Francisco Bay Area

Angel Investor
Tech Angels
Sep 2016 – Present · 3 yrs 6 mos

Founder
Silicon Valley Venture Capitalists and Angel Investors
Mar 2016 – Present · 4 yrs
San Francisco Bay Area

Show 5 more experiences ⌄

Education



Wharton Business School
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies

2002 – 2004



Harvard University
2002 – 2002

Attended Prof. Larry Lessig's program about Internet matters at Berkman Center for Internet and Society (Harvard University).



University of Washington
Master of Laws (LLM)
1999 – 2000

Skills & Endorsements

Start-ups · 99+

 Endorsed by **Tom Kosnik and 25 others** who are highly skilled at this

 Endorsed by **4 of Dea's colleagues at Microsoft**

Entrepreneurship · 96

 Endorsed by **Tom Kosnik and 17 others** who are highly skilled at this

 Endorsed by **2 of Dea's colleagues at VC Taskforce**

Business Development · 77

 Endorsed by **Christian Arne Jørgensen and 3 others** who are highly skilled at this

 Endorsed by **2 of Dea's colleagues at VC Taskforce**

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Recommendations

Received (0)   **Given (1)**



Manny Fernandez
Angel Investor and Serial Entrepreneur
August 31, 2015, Dea worked with Manny but at different companies

I've met Manny years ago at a crowdfunding event. He left me with a very good impression, so I invited him to lecture with me at Menlo College. Eventually we have become friends and he has

been acting like a mentor to me since the first day we've met. Manny is a very approachable and friendly person. H... **See more**

Interests



The Wharton School
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Crowdfunding
13,527 members



Network After Work - Business/P...
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Founder at Craig Newmark Philanthropi...
992,518 followers

 **Communication Arts**
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9,038 members

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